

Naren Inukoti · 2nd

Co-Founder & CEO at Pristēm | Alchemist Accelerator Class 22 | Ex-UberEATS

Brooklyn, New York · 500+ connections · **Contact info**



Pristēm

**The University of Te:
Austin**

Experience



Co-Founder & CEO
Pristēm · Full-time
Jan 2019 – Present · 1 yr 7 mos
Greater New York City Area

On a mission to make clothing care, from laundry and dry cleaning to ironing and steaming, affordable, convenient, and effortless all the time for everyone.

Platinum Rated Alchemist Accelerator 2019 - https://alchemistaccelerator.com/
Futureworks Fellow 2019 - https://futureworks.nyc/

https://getpristem.com



Software Engineer
Uber
Jan 2017 – Jul 2018 · 1 yr 7 mos
New York, New York

UberEverything Driver Experience



Software Engineering Intern



Uber
May 2016 – Aug 2016 · 4 mos
San Francisco Bay Area
Realtime Data



Software Engineering Intern

Bloxmob
Sep 2015 – Jan 2016 · 5 mos
Austin, Texas

- Developed mobile components with the Ionic UI framework, AngualrJS, Node.js and HTML5 i
an Agile work environment
- Designed dynamic functional features of the core mobile platform to enhance user experienc
- Reconstructed the SQL datastore and API endpoints in order to implement new functionalitie



Software Developer Intern

uShip
May 2015 – Aug 2015 · 4 mos
Austin, Texas

- Created a shipment management webpage with text search capabilities that pulls from a
SOLR core that is in sync with SQL.
- Built the read and write pipes to SOLR from the SQL database to allow "real time" syncing of
data   **...see mor**

Show 4 more experiences ⌄

Education

The University of Texas at Austin

Bachelor of Science and Arts, Computer Science, Business Foundations Certificate
2013 – 2016
Activities and Societies: StartATX, Freshman Founders, Beta Chi Theta, Texas Bhangra, Jhalak
Dance Competition Board Member

Acton-Boxborough Regional High School

GED
2009 – 2013

Licenses & Certifications



Business Foundations Certificate

McCombs School of Business, The University of Texas at Austin
Issued Aug 2013 · No Expiration Date

See credential



